EXHIBIT 99.1

Agria Announces Share Buyback Program

BEIJING (April 1, 2013) - Agria Corporation (NYSE: GRO) (the “Company” or “Agria”) today announced that its Board of Directors has approved a share buyback program under which the Company may spend up to US$10 million to repurchase ordinary shares, either in the form of ordinary shares or American Depositary Shares (ADS) in the open market or in privately negotiated transactions by December 31, 2013, subject to further extension thereof with approval of the Transition Committee. Unlike the previous program, the shares to be purchased under this program will be held as treasury shares as now provided under the laws of our place of incorporation in Cayman Islands.

The shares will be purchased from time to time at such prices, and in such manner as are authorized by management depending upon market conditions. There is no guarantee as to the exact number of shares that Agria may repurchase and Agria may discontinue purchases at any time that management determines additional purchases are not warranted.

Mr. Alan Lai, Agria’s Executive Chairman of the Board, commented, “The Board of Directors and senior management believe that the current share price is undervalued and not reflective of the underlying value of our strategic investments in leading proprietary seed technologies. We are confident in the long-term prospects for our business and we believe that the share buyback program underscores our commitment to protecting shareholder interests and enhancing shareholders’ return.”

Mr. Lai further added, “I take pride in having led Agria onto this path as an international agriculture company with long term prospects of growth. As a demonstration of my personal commitment and confidence, I look forward to increasing my personal stake in the Company from time to time, subject to compliance with the applicable laws and restrictions as to share dealings.”

About Agria Corporation

Agria Corporation (NYSE: GRO) is an agricultural company with operations in China and internationally. Agria operates three principal business lines: China seeds, international seeds and agriservices. In China, Agria engages in research and development, production and sale of seed products, including field corn seeds, edible corn seeds and vegetable seeds. Agria owns through Agria Asia a 50.22% equity interest in PGG Wrightson Limited, New Zealand’s largest agricultural services company. For more information about PGG Wrightson Limited, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.